Form 51–102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1                     Name and Address of Company

Lincoln Gold Corporation (the “Company”)
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Item 2                     Dates of Material Change

June 26, 2008

Item 3                     News Release

A news release was filed on SEDAR and disseminated via Marketwire on July 8, 2008.

Item 4                     Summary of Material Change

The Company announced that the shareholder rights plan agreement (the “Rights Plan”) which was adopted by the Company’s board of directors and announced on May 23, 2008, was approved by the Company’s shareholders at its annual general meeting held on June 26, 2008.

Item 5                     Full Description of Material Change

The Company announced that the Shareholder Rights Plan which was adopted by the Company’s board of directors and announced on May 28, 2008, was ratified and approved by the Company’s shareholders at the Company’s annual general meeting held on June 26, 2008. The Rights Plan was adopted to ensure the fair treatment of all Lincoln Gold shareholders in connection with any take-over bid for the outstanding common shares of the Company. The objective of the Rights Plan is to provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the board of directors with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not designed to prevent take-over bids that treat Lincoln Gold shareholders fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the Rights Plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Lincoln Gold at a significant discount to the market price of the common shares at that time. Lincoln Gold is not aware of any pending or threatened take-over bid or proposal to acquire control of the Company. The full text of the Rights Plan is available in the Company’s profile on www.sedar.com.

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7                     Omitted Information

None

Item 8                     Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted: Paul F. Saxton, President and Chief Executive Officer, telephone: (604) 688-7377.

Item 9                     Date of Report

July 8, 2008